FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

__ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).**

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

Derrick, John M., Jr.

(Last) (First) (Middle)

Pepco Holdings, Inc.
701 Ninth Street, NW

(Street)

Washington, DC 20068

(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol

Pepco Holdings, Inc. (POM)

3. IRS Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year

February 3, 2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

X Director
X Officer (give title below)
___ 10% Owner
___ Other (specify below)

Chairman of the Board and CEO

7. Individual or Joint/Group Filing (Check Applicable Line)

X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	2/03/02		F		3,775	D	$18.60			
Common Stock	2/01/03		A		10,080	A	$18.60	28,324	D	
Common Stock								35,312	I (1)	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

(Over)
SEC 1474 (9-02)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, If Any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indiirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisabl e	Expiration Date	Title	Amount or Number of Shares				
Stock Option (right to buy)													468,085	D	

Explanation of Responses:

(1) Shares owned by spouse.

** Intentional misstatements or omissions of facts constitute Federal Crime Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

John M. Derrick, Jr. by Ellen Sheriff Rogers, Attorney-in-Fact
**Signature of Reporting Person

2/03/03
Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.